Exhibit 99.50

BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center
200 Vesey Street, 11th Floor
New York, New York
10281

May 1, 2010

Brookfield Office Properties Canada
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Dear Sirs/Mesdames:

Re: Undertakings

In consideration of the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Brookfield Office Properties Canada (“BCR”) and Brookfield Properties Corporation (“BPO”) hereby undertake as follows:

(a)
not to rely on the exemptions from the minority approval requirement contained in sections 4.6(1)(a) and 5.7(1)(g) of Multilateral Instrument 61-101 (“MI 61-101”), or any discretionary exemption having a similar effect granted by the Canadian securities regulators, in connection with any “business combination” or “related party transaction” (as such terms are defined in MI 61-101) involving BCR in respect of which BPO or any of its affiliates is an “interested party” (as such term is defined in MI 61-101) (collectively, the “90 Per Cent Undertaking”); and

(b)
prior to completing a disposition, restructuring or development of any of the Excluded Assets in circumstances where BCR is permitted and has the financial capacity to participate, it will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with the “Independent Trustees” (as such term is defined in the declaration of trust of BCR) in good faith BCR’s participation in such transaction prior to or concurrent with discussing the same with other parties.

In this letter agreement, “Excluded Assets” means the retained assets of BPO Properties Ltd. (“BPP”) and its subsidiaries described under the heading “Excluded Assets and Liabilities” on pages 25 and 26 of the management proxy circular of BPP dated March 22, 2010.

The 90 Per Cent Undertaking shall automatically terminate if at any time BPO and its affiliates beneficially own, or exercise control or direction over, 75% or less of the outstanding units of BCR (including units of BCR into which Class B limited partnership units of Brookfield Office Properties Canada LP may be exchanged) for a period of 12 months.

This letter agreement may not be assigned by any party hereto without the prior written consent of the other party hereto. Subject to the foregoing, this letter agreement shall enure to the benefit of and shall be binding upon each party hereto and its successors and permitted assigns.

This letter agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Any suit, action or proceeding against any party hereto or any of its assets arising out of or relating to this letter agreement may be brought in a competent court of the Province of Ontario, and each party hereto hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each party hereto irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.

The provisions of this letter agreement may only be amended, waived or terminated with the prior approval of a majority of the “Independent Trustees” (as such term is defined in the declaration of trust of BCR).

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon it will constitute our agreement with respect to the subject matter hereof effective as of the date hereof.
Yours very truly,

BROOKFIELD PROPERTIES CORPORATION

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	President and Chief Executive
Officer, Canadian Commercial
Operations

Accepted and agreed to by the undersigned as of the date of this letter agreement first written above.

THE TRUSTEES OF BROOKFIELD OFFICE PROPERTIES CANADA

By:	“Richard B. Clark”
	Name:	Richard B. Clark
	Title:	Trustee

By:	“William G. Davis”
	Name:	William G. Davis
	Title:	Trustee

By:	“Thomas F. Farley”
	Name:	Thomas F. Farley
	Title:	Trustee

By:	“Robert J. McGavin”
	Name:	Robert J. McGavin
	Title:	Trustee

By:	“Michael F.B. Nesbitt”
	Name:	Michael F.B. Nesbitt
	Title:	Trustee

We have authority to bind Brookfield Office Properties Canada.